Prudential Investment Portfolios 6
Prudential California Muni Income Fund
Notice of Rule 12b-1 Fee Waiver
Class A Shares
THIS NOTICE OF RULE 12b-1 FEE WAIVER is signed as of September 1, 2013 by PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC (PIMS), the Principal Underwriter of Prudential California Muni Income Fund (the Fund), a series of Prudential Investment Portfolios 6 (the RIC), an open-end management investment company.
WHEREAS, PIMS desires to waive a portion of its distribution and shareholder services fees payable on Class A shares of the Fund (Rule 12b-1 fees); and
WHEREAS, PIMS understands and intends that the RIC will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and
WHEREAS, shareholders of the Fund will benefit from the ongoing contractual waiver by incurring lower Fund operating expenses than they would absent such waiver.
NOW, THEREFORE, PIMS hereby provides notice that it has agreed to limit the distribution or service (12b-1) fees incurred by Class A shares of the Fund to .25 of 1% of the average daily net assets of the Fund. This contractual waiver shall be effective from the date hereof through December 31, 2014.
IN WITNESS WHEREOF, PIMS has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Vice President